SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of DECEMBER 2005

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 06, 2005

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Director Finance & Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:    Press Release dated December 06, 2005.   GRUPO TMM ANNOUNCES THE SALE OF 18,000,000 SHARES OF KANSAS CITY SOUTHERN COMMON STOCK.

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernandez	Kristine Walczak
Chief Financial Officer	Investors, Analysts and Media
011-525-55-629-8778	312-726-3600
(juan.fernandez@tmm.com.mx)	(kwalczak@dresnerco.com)

Brad Skinner	AT PROA STRUCTURA
Senior Vice President	Marco Provencio, Media Relations
011-525-55-629-8725 or 203-247-2420	011-525-55-629-8708 or 011-525-55-442-4948
(brad.skinner@tmm.com.mx)	(mp@proa.structura.com.mx)

Monica Azar
Manager, Investor Relations
011-525-55-629-8866 ext. 3421
(monica.azar@tmm.com.mx)

GRUPO TMM ANNOUNCES THE SALE OF 18,000,000
SHARES OF KANSAS CITY SOUTHERN COMMON STOCK

(Mexico City, December 6, 2005) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; ”TMM”), a Mexican multi-modal transportation and logistics Company, today announced the sale of 18,000,000 shares of Kansas City Southern Common Stock to Morgan Stanley & Co. at a price of $22.25 per share.

Jose Serrano, Chairman and CEO of TMM, commented, ”The net cash proceeds from this transaction will be used pursuant to TMM’s 2007 notes indenture. This is a significant transaction for TMM resulting in an improved balance sheet to enable Grupo TMM’s growth, profitable expansion, and stakeholder value improvement. The monetization of our investment in KCS makes TMM a new company, and as further events occur as stated in our third quarter conference call we know that our stakeholders will be exceptionally pleased with the outcome.”

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; and the Company’s ability to complete the sale. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.